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                                                                      EXHIBIT 12

                             FIRST DATA CORPORATION
                                 COMPUTATION OF
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Millions)


                                         Three months ended March 31,
                                         ----------------------------
                                              2000         1999
                                             ------       ------
Earnings:
 Income before income taxes                  $229.6  (1)  $201.5
 Interest expense                              20.4         24.2
 Other adjustments                             12.1         12.2
                                             ------       ------

Total earnings (a)                           $262.1       $237.9
                                             ======       ======

Fixed charges:
 Interest expense                            $ 20.4       $ 24.2
 Other adjustments                             12.1         12.2
                                             ------       ------

Total fixed charges (b)                      $ 32.5       $ 36.4
                                             ======       ======

Ratio of earnings to fixed charges (a/b)       8.06         6.54



(1) Includes restructuring and business divestiture charges of $9.5 million ($6.0 million after tax). The pro forma ratio of earnings to fixed charges without these charges would have been 8.36.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.